UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(AMENDMENT NO.   )*

Under the Securities Exchange Act of 1934

Trist Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

896767 100

(CUSIP Number)

Europa International, Inc.
c/o Knoll Capital Management, L.P.
1114 Avenue of the Americas 45th Floor
New York, NY 10036
212-808-7474

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 8)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896767 100		Page 2 of 8 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Europa International, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) WC
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,655,628
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,655,628
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,655,628
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.4%
14		TYPE OF REPORTING PERSON (see Instructions) CO

CUSIP No. 896767 100		Page 3 of 8 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Knoll Capital Management, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) N/A
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,655,628
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,655,628
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,655,628
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.4%
14		TYPE OF REPORTING PERSON (see Instructions) PN

CUSIP No. 896767 100		Page 4 of 8 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fred Knoll
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) N/A
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,655,628
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,655,628
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,655,628
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.4%
14		TYPE OF REPORTING PERSON (see Instructions) IN

Item 1.  Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.0001 per share (the “Common Stock”), of Trist Holdings, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at PO Box 4198, Newport Beach, CA 92661.

Item 2.  Identity and Background.

This statement is being filed jointly by Europa International Inc. (“Europa”), a company organized under the laws of the British Virgin Islands; Knoll Capital Management, L.P. (“KCM”), a Delaware limited partnership; and Fred Knoll (“Knoll”), a citizen of the United States; (Europa, KCM and Knoll, collectively, the “Reporting Persons”).

Europa operates a managed account which invests in and otherwise trades in equity and equity-related securities.  KCM is an investment management firm and is the general partner and manages the investments of Europa. Knoll is the principal partner and president of KCM.

The address for Europa, KCM and Knoll is c/o Knoll Capital Management, L.P. 1114 Avenue of the Americas 45th Floor New York, NY 10036.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Share Purchase Agreement.

On October 19, 2009, Europa and Woodman Management Corporation, a California corporation purchased an aggregate of 79,311,256 shares of Company common stock from Landbank Acquisition LLC (“LALLC”) as well as all notes and liabilities due LALLC or Landbank, LLC, a wholly-owned subsidiary of LALLC, from the Company in exchange for aggregate consideration of $165,000.  The shares owned by Europa were acquired using general working capital funds.  After the transaction, Europa held a total of 39,655,628 shares of Company common stock directly.

Europa shares the power to vote and dispose of, or to direct the vote or disposition of all of the 39,655,628 shares of the Common Stock owned by it with KCM and Knoll.

The beneficial ownership of the Company’s Common Stock reported in this Schedule 13D by Europa is based on Europa’s ownership of 39,655,628 shares of Common Stock of the Company, and assumes a total of 89,239,920 shares of the Company’s Common Stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2009.

The beneficial ownership of the Company’s Common Stock reported in this Schedule 13D by KCM and Knoll is based on their power, shared with Europa, to vote and dispose of, or to direct the vote or disposition of all of 39,655,628 shares of Common Stock of the Company, and assumes a total of 89,239,920 shares of the Company’s Common Stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2009.

Item 4.  Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

All of the 39,655,628 shares of Common Stock of the Company beneficially owned by the Reporting Persons, and to which this Schedule 13D relates, are held as an investment.

The Reporting Persons are in the process of exploring a number of proposals which may result in the acquisition by a third party of additional securities of the Company; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a change in the present board of directors or management of the Company; a material change in the present capitalization or dividend policy of the Company; a material change in the Company's business or corporate structure; and/or a change in Company's charter, bylaws or instruments corresponding thereto.  Such proposals have not yet materialized.  Except as described herein, the Reporting Persons do not have any plans or proposals that would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

As of October 19, 2009, Europa owned 39,655,628 shares of Common Stock of the Company.  Assuming a total of 89,239,920 shares of the Company’s Common Stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2009, Europa’s ownership constitutes approximately 44.4% of the shares of the Company’s Common Stock issued and outstanding.

KCM and Knoll each beneficially own 39,655,628 shares of Common Stock of the Company based on their power, shared with Europa, to vote and dispose of, or to direct the vote or disposition of all such securities.  Assuming a total of 89,239,920 shares of Company Common Stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2009, each of KCM and Knoll’s beneficial ownership constitutes 44.4% of the shares of the Company’s Common Stock issued and outstanding.

Transactions by the Reporting Persons in the Company’s Common Stock effected in the past 60 days are described in Item 3 above.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.

1   Joint Filing Agreement.

2   Share Purchase Agreement dated October 19, 2009 by and among Landbank Acquisition LLC, Landbank, LLC, and Woodman Management Corporation, and Europa International, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Europa International, Inc.
By: Knoll Capital Management L.P., Investment Manager
Dated: October 28, 2009
	By:	/s/ Fred Knoll
By: Fred Knoll
Its: President

Knoll Capital Management L.P.
Dated: October 28, 2009
	By:	/s/ Fred Knoll
By: Fred Knoll
Its: President

Dated: October 28, 2009
	By:	/s/ Fred Knoll
Fred Knoll

EXHIBIT INDEX

Exhibit No.

1   Joint Filing Agreement.

2   Share Purchase Agreement dated October 19, 2009 by and among Landbank Acquisition LLC, Landbank, LLC, and Woodman Management Corporation, and Europa International, Inc.

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Europa International, Inc.
By: Knoll Capital Management L.P., Investment Manager
Dated: October 28, 2009
	By:	/s/ Fred Knoll
By: Fred Knoll
Its: President

Knoll Capital Management L.P.
Dated: October 28, 2009
	By:	/s/ Fred Knoll
By: Fred Knoll
Its: President

Dated: October 28, 2009
	By:	/s/ Fred Knoll
Fred Knoll